INDEPENDENT ACCOUNTANTS' REPORT


To the Board of Directors of
UMB Scout Worldwide Fund, Inc.,
UMB Scout Worldwide Select Fund
     and
the Securities and Exchange Commission:

RE:    UMB Scout Worldwide Fund, Inc.
       UMB Scout Worldwide Select Fund
       Form N-17f-2
       File Number 811-7472

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that UMB SCOUT WORLDWIDE FUND, INC. and UMB SCOUT WORLDWIDE SELECT FUND (the Company) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of June 30, 2002. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

     Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2002, with respect to securities of UMB SCOUT WORLDWIDE FUND, INC. and UMB SCOUT WORLDWIDE SELECT FUND, without prior notice to management:

o Confirmation of all securities held by the Federal Reserve Bank of Kansas City, The Depository Trust Company, Participants Trust Company and Brown Brothers Harriman & Co. in book entry form;

o Reconciliation of all such securities to the books and records of the Company and the Custodian;

o Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with custodian records.

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     We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

     In our opinion, management's assertion that UMB SCOUT WORLDWIDE FUND, INC. and UMB SCOUT WORLDWIDE SELECT FUND complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2002 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

     This report is intended solely for the information and use of management of UMB SCOUT WORLDWIDE FUND, INC. and UMB SCOUT WORLDWIDE SELECT FUND and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                                                    /s/ BKD, LLP

Kansas City, Missouri
August 6, 2002

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                                                            Washington, D.C. 20549

                                                                 FORM N-17f-2

                                Certificate of Accounting of Securities and Similar Investments in the Custody
                                                      of Management Investment Companies

                                                   Pursuant to Rule 17f-2 [17 CFR 270.17f-2]
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1. Investment Company Act File Number:                                                              Date examination completed:

          811-7472                                                                                        June 30, 2002
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2. State Identification Number:
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
AL   *                    AK   02 02196        AZ   8694                AR   93-M0328-01      CA   308-7989       CO   IC-94-06-769
                               02 03563             23261                    93-M0328-02
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CT   1001461              DE   8684            DC   60012570            FL   *                GA   SC-1507        HI   *
     214198                    9072                 60012572
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ID   48847                IL   0149201         IN   93-0423 IC          IA   I-29840          KS   94S0000015     KY   M34790
     50644                                                                   I-44127               1999S0001139
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LA   78046                ME   MF-R 2-8013     MD   SM19 980018         MA   01-006944        MI   930556         MN   R-36764.1
                               MF-R 2 12692         SM19 990911              01-006945             935642
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MS   MF-98-01-002         MO   1993-00673      MT   28321               NE   25994            NV   *              NH   *
     MF-99-04-111                                   41176                    37938
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NJ   *                    NM   338752          NY   S 27 53 21          NC   7489             ND   U563           OH   32205
                               344197               S 28 75 37                                     Y343
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OK   SE-2043037           OR   2001-1468       PA   93-07-010MF         RI   *                SC   MF11220        SD   10597
     SE-2049035                                                                                    MF12209             18922
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TN   RM01-2342            TX   C 42953-017-09  UT   006-6364-13         VT   1/16/98-25       VA   2612           WA   60019803
                               C 59102-000-03                                4/23/99-12                                60023421
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WV   MF-24123             WI   341394-03       WY   20513               PUERTO RICO    S-19806
     MF-34890                  367263-03                                               S-25523
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Other (specify):
        *Indicates Fund is registered in state but state does not issue identification numbers Securities in the UMB Scout Funds Combined
         Prospectus included on one Notice Filing (Balanced Fund, Bond Fund,
         Kansas Tax-Exempt Bond Fund, Money Market Fund, Stock Fund, Stock
         Select Fund, Tax-Free Money Market Fund, Worldwide Fund, Worldwide
         Select Fund, Technology Fund, Equity Index Fund, Energy Fund, Small
         Cap Fund)
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3. Exact name of investment company as specified in registration statement:
     UMB Scout Worldwide Fund, Inc. and UMB Scout Worldwide Select Fund
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4. Address of principal executive office: (number, street, city, state, zip code)
     803 West Michigan Street, Suite A, Milwaukee, WI  53233
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INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company
------------------
1.   All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.
Accountant
----------
3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are conducted solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

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                 MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
                 ----------------------------------------------
            CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940
            --------------------------------------------------------

      We, as members of management of UMB Scout Worldwide Fund, Inc. and UMB Scout Worldwide Select Fund (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17F-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2002 and from March 31, 2002 through June 30, 2002.

      Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2002 and from March 31, 2002 through June 30, 2002, with respect to securities reflected in the investment account of the Company.



UMB SCOUT WORLDWIDE FUND, INC.
UMB SCOUT WORLDWIDE SELECT FUND


By /s/Larry Schmidt
   -----------------------------------------
   Larry Schmidt, Senior Vice President

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